VIA EDGAR

May 14, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc.
Withdrawal of Acceleration Request
Registration Statement on Form S-1
File No. 333-253599

Dear Mr. Drory and Ms. Breslin,

Reference is made to the letter of TransCode Therapeutics, Inc. (the “Company”), filed as correspondence via EDGAR on May 6, 2021, in which the Company requested the acceleration of the effective time and date of Company’s Registration Statement on Form S-1 (File No. 333-253599) (the “Registration Statement”) to 5:00 p.m., Eastern time, on May 10, 2021. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley
Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Benjamin Bertan, Esq., Goodwin Procter LLP
Kaitlin Carragher, Esq., Goodwin Procter LLP